SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of August, 2003
                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:  CITIC Prudential Beijing

Wednesday 27 August 2003

Sino-British financial giants expand successful partnership with launch of CITIC Prudential in Beijing

CITIC and Prudential's successful life insurance partnership was further strengthened today when they announced their launch of CITIC Prudential Beijing. The new operation is the first Sino-British life insurance joint venture in Beijing, and was launched today following approval from the China Insurance Regulatory Commission (CIRC).

"Prudential is firmly committed to building its business in Asia for the long term. China has one of the world's most rapidly developing insurance markets and is a very high priority for us", commented Mr. Jonathan Bloomer, Group Chief Executive, Prudential plc. "Our launch in Beijing today is an important milestone for both our business in China, as well as our partnership with CITIC."

Mr. Wang Jun, Chairman of CITIC Holdings continued, "We are very pleased to expand our relationship with Prudential to Beijing. CITIC's local market knowledge and strong distribution, and Prudential's over 150 years of life insurance experience are a powerful combination. Our partnership provides a strong foundation upon which we can build a substantial life insurance business in Beijing and eventually, the rest of China."

Mr. Dominic Leung, Managing Director Greater China, Prudential Corporation Asia added, "CITIC Prudential's focus on understanding our customers' needs is an important part of the way we operate. We intend to continue our successful track record by listening to the people of Beijing and offering a wide range of savings and protection products designed to meet their needs."

CITIC Prudential Beijing will be headed by Mr. Calvin Chang, General Manager, and will offer Beijing customers innovative products and excellent service through its high quality agents.

CITIC Prudential first established a presence in China with the launch of its Guangzhou operation in October 2000, and has been growing rapidly since. It is already number four in the Guangzhou market in terms of new business with a share of 14 per cent. CITIC Prudential now has over 4,000 staff and agents and continues to build high quality distribution and focus on delivering excellent customer service.

                                     -ENDS-



Enquiries to:

Media                               Investors/ Analysts

Clare Staley     020 7548 3719      Rebecca Burrows             020 7548 3537
Ben Forsyth      020 7548 3500      Laura Presland              020 7548 3511



Notes to Editors:

About Prudential

Founded in London in 1848, Prudential plc is one of the UK's leading retail financial services companies with over US$260 billion in funds under management worldwide (as of 30 June 2003).

Today Prudential is internationally diversified and amongst the leading companies in its chosen markets in the UK, the US and Asia.

Prudential plc has deep roots in Asia having established its first operation in 1923. Today it is the UK's largest life insurance company in the region with life operations in 12 countries and complementary asset management operations in seven of these. BOCI-Prudential is also one of the leading Mandatory Provident Fund players in Hong Kong.

Alongside its wholly owned operations in Asia, Prudential has forged successful joint ventures and strategic alliances with some of the region's leading financial institutions including CITIC, Bank of China International, India's ICICI Bank and Standard Chartered Bank.

About CITIC (China International Trust and Investment Corporation)

China International Trust and Investment Corporation (CITIC) was established on 4 October 1979 by Rong Yiren. The creation of CITIC was initiated and approved by Deng Xiaoping, chief architect of China's reform.

CITIC is a window on the way China has opened to the outside world. Since its inception, CITIC has always adhered to the principle of innovation. In line with government laws, regulations and policies, CITIC has attracted and utilized foreign capital, introduced advanced technologies, and adopted advanced and scientific international practices in operations and management. CITIC has established successful, strong performing businesses in many fields. As a result, CITIC has made significant contributions to the country's reform and opening up drive and has improved China's reputation both domestically and abroad.

CITIC has grown into a large multinational conglomerate. It now owns 44 subsidiaries in countries including Hong Kong, the United States, Canada, Australia and New Zealand. The company has also set up representative offices in Tokyo, New York and Rotterdam. CITIC's core business ranges from financial services to service industries. By the end of 2002, CITIC had total assets of over RMB 501 billion (US$59 billion).


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 27 August 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/    Steve Colton

                                                Steve Colton
                                                Group Head of Media Relations